SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
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                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $1.00 per share
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                         (Title of Class of Securities)

                                    337400105
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                                 (CUSIP Number)

                                                     with  a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein, Sandler, Kohl,
28th Floor                                              Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (973) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 6, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) Not
     (b) Applicable
________________________________________________________________________________
3) SEC Use Only
________________________________________________________________________________
4) Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6) Citizenship or Place of Organization:           United States
________________________________________________________________________________
   Number of                               7) Sole Voting Power:             *
   Shares Beneficially                     8) Shared Voting Power:           *
   Owned by
   Each Reporting                          9) Sole Dispositive Power:        *
   Person With:                           10) Shared Dispositive Power:      *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:   1,602,327*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         (See Instructions):                               Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):      5.7%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* 348,000 common shares (1.2%) of First Union Real Estate Equity and Mortgage Investments are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 869,931 common shares (3.1%) of First Union Real Estate Equity and Mortgage Investments are deemed owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 70,300 common shares (0.2%) of First Union Real Estate Equity and Mortgage Investments are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities of First Union Real Estate Equity and Mortgage
     Investments owned by Cerberus, International and Ultra. In addition, 314,096 common shares (1.1%) of First Union Real Estate Equity and Mortgage Investments are owned by various other persons and entities for which Stephen Feinberg possess certain investment authority. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments (the "Company"), whose principal executive offices are located at Suite 1900, 55 Public Square, Cleveland, Ohio 44113-1937.


Item 2. Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase securities of the Company on behalf of Cerberus, International, Ultra and the Funds come directly from the assets of Cerberus, International, Ultra and the Funds, respectively.


Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, as of September 30, 1997 there were issued and outstanding 28,137,441 Shares. As of February 6, 1998, Cerberus owned 348,000 of such Shares, or 1.2% of those deemed outstanding for the purpose hereof; International owned 769,000 of such Shares (and 30,500 preferred shares of beneficial interest of the Company (the "Preferred Shares"), which such 30,500 Preferred Shares are, in the aggregate, convertible into 100,827 Shares, resulting in International owning for the purpose hereof 869,931 Shares), or 3.1% of those deemed outstanding for the purpose hereof; Ultra owned 70,300 of such Shares, or 0.2% of those deemed outstanding for the purpose hereof and the Funds in the aggregate owned 314,096 of such Shares, or 1.1% of those deemed outstanding for the purpose hereof. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the securities of the Company owned by the Funds. The following table sets forth the transactions by each of Cerberus, International, Ultra and the Funds in securities of the Company during the past sixty days, each of which were effected in an ordinary broker's transaction.

                             Cerberus Partners, L.P.

         Date                       Quantity                      Price

                                   (Purchases)

    January 30, 1998                  34,100                      $11.82
    February 3, 1998                  36,600                       11.35
    February 4, 1998                   5,000                       11.45
    February 5, 1998                  59,000                       11.50
    February 6, 1998                  46,000                       10.69

                                     (Sales)

    February 2, 1998                  10,300                      $11.48

                          Cerberus International, Ltd.

         Date                        Quantity                     Price

                                   (Purchases)

    January 30, 1998                  44,000                      $11.82
    February 3, 1998                  80,100                       11.35
    February 4, 1998                  11,000                       11.45
    February 5, 1998                 130,000                       11.50
    February 6, 1998                 102,000                       10.69

                                     (Sales)

    February 2, 1998                  13,000                      $11.48

                            Ultra Cerberus Fund, Ltd.

         Date                         Quantity                    Price

                                   (Purchases)

    January 30, 1998                   7,000                      $11.82
    February 3, 1998                   7,400                       11.35
    February 4, 1998                   1,000                       11.45
    February 5, 1998                  12,000                       11.50
    February 6, 1998                   9,000                       10.69

                                     (Sales)

    February 2, 1998                   2,100                      $11.48

                                    The Funds

         Date                         Quantity                     Price

                                   (Purchases)

    January 30, 1998                  65,000                      $11.82
    February 3, 1998                  32,800                       11.35
    February 4, 1998                   4,500                       11.45
    February 5, 1998                  53,000                       11.50
    February 6, 1998                  41,000                       10.69

                                     (Sales)

    February 2, 1998                  19,200                      $11.48


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            February 16, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).